Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

REPORTS OF THE BOARD OF DIRECTORS AND THE SUPERVISORY COMMITTEE

FOR THE YEAR 2014

FINANCIAL REPORT AND PROFIT DISTRIBUTION PLAN FOR THE YEAR 2014

REMUNERATION OF DIRECTORS AND SUPERVISORS

REMUNERATION OF AUDITORS FOR THE YEAR 2014 AND APPOINTMENT OF

AUDITORS FOR THE YEAR 2015

ELECTION OF DIRECTORS OF THE FIFTH SESSION OF THE BOARD OF

DIRECTORS

ELECTION OF NON EMPLOYEE REPRESENTATIVE SUPERVISORS OF THE FIFTH

SESSION OF THE SUPERVISORY COMMITTEE

GENERAL MANDATE TO ISSUE H SHARES

OVERSEAS ISSUE OF RMB DEBT INSTRUMENTS FOR REPLENISHMENT OF

CAPITAL

DUTY REPORT OF THE INDEPENDENT DIRECTORS OF THE FOURTH SESSION OF

THE BOARD OF DIRECTORS FOR THE YEAR 2014

REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF

THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2014

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 28 May 2015 at 10:00 a.m. is set out on pages 6 to 14 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of Annual General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents, should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time appointed for convening the Annual General Meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Annual General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Annual General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before Friday, 8 May 2015.

10 April 2015

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held on Thursday, 28 May 2015 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CIRC”	the China Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Directors”	directors of the Company

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Directors” or “Independent Non-executive Directors”	independent non-executive Directors of the Company

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region of the PRC, and Taiwan region

“RMB”	the lawful currency of the PRC

DEFINITIONS

“Supervisors”	supervisors of the Company

“Supervisory Committee”	supervisory committee of the Company

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:

Chairman and Executive Director:

Mr. Yang Mingsheng

Executive Directors:

Mr. Lin Dairen, Mr. Su Hengxuan, Mr. Miao Ping

Non-executive Directors:

Mr. Miao Jianmin, Mr. Zhang Xiangxian,
Mr. Wang Sidong

Independent Non-executive Directors:

Mr. Bruce Douglas Moore, Mr. Anthony Francis Neoh,
Mr. Chang Tso Tung Stephen, Mr. Huang Yiping

Office Address: 16 Financial Street Xicheng District Beijing 100033 PRC Place of business in Hong Kong: 1403, 14th Floor, C.L.I. Building 313 Hennessy Road, Wanchai Hong Kong

10 April 2015

To the shareholders

Dear Sir or Madam,

INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Thursday, 28 May 2015 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

The purpose of this circular is to provide you with the notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

BUSINESS TO BE CONSIDERED AT THE AGM

The resolutions proposed at the AGM are set out in the Notice of Annual General Meeting on pages 6 to 14 of this circular. At the AGM, ordinary resolutions will be proposed to approve: (1) the report of the Board of Directors of the Company for the year 2014, (2) the report of the Supervisory Committee of the Company for the year 2014, (3) the financial report of the Company for the year 2014, (4) the profit distribution plan of the Company for the year 2014, (5) the remuneration of the Directors and Supervisors of

LETTER FROM THE BOARD

the Company, (6) the remuneration of auditors of the Company for the year 2014 and the appointment of auditors of the Company for the year 2015, (7) the election of Mr. Yang Mingsheng as an Executive Director of the fifth session of the Board of Directors of the Company, (8) the election of Mr. Lin Dairen as an Executive Director of the fifth session of the Board of Directors of the Company, (9) the election of Mr. Xu Hengping as an Executive Director of the fifth session of the Board of Directors of the Company, (10) the election of Mr. Xu Haifeng as an Executive Director of the fifth session of the Board of Directors of the Company, (11) the election of Mr. Miao Jianmin as a Non-executive Director of the fifth session of the Board of Directors of the Company, (12) the election of Mr. Zhang Xiangxian as a Non-executive Director of the fifth session of the Board of Directors of the Company, (13) the election of Mr. Wang Sidong as a Non-executive Director of the fifth session of the Board of Directors of the Company, (14) the election of Mr. Liu Jiade as a Non-executive Director of the fifth session of the Board of Directors of the Company, (15) the election of Mr. Anthony Francis Neoh as an Independent Director of the fifth session of the Board of Directors of the Company, (16) the election of Mr. Chang Tso Tung Stephen as an Independent Director of the fifth session of the Board of Directors of the Company, (17) the election of Mr. Huang Yiping as an Independent Director of the fifth session of the Board of Directors of the Company, (18) the election of Mr. Drake Pike as an Independent Director of the fifth session of the Board of Directors of the Company, (19) the election of Mr. Miao Ping as a Non Employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company, (20) the election of Mr. Shi Xiangming as a Non Employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company, and (21) the election of Ms. Xiong Junhong as a Non Employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company.

Special resolutions will be proposed at the AGM to approve: (22) the general mandate of the Company to issue H Shares, and (23) the overseas issue by the Company of RMB debt instruments for replenishment of capital.

The matters for shareholders’ review at the AGM include: (24) the duty report of the Independent Directors of the fourth session of the Board of Directors of the Company for the year 2014, and (25) the report on the status of connected transactions and execution of the connected transactions management system of the Company for the year 2014.

In order to enable you to have a better understanding of the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided detailed information in this circular, including explanatory information to the proposed matters to be approved or reviewed at the AGM (see Appendix I), the biographical details of the proposed Directors (see Appendix II), the biographical details of the proposed Non Employee Representative Supervisors (see Appendix III), and the report on the status of connected transactions and execution of the connected transactions management system for the year 2014 (see Appendix IV).

LETTER FROM THE BOARD

THE AGM

The proxy form and the reply slip of the AGM are enclosed.

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents, should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time stipulated for convening the AGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before Friday, 8 May 2015.

VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the AGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the AGM.

RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the AGM.

Yours faithfully,
Yang Mingsheng
Chairman

NOTICE OF ANNUAL GENERAL MEETING

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Annual General Meeting”) of China Life Insurance Company Limited (the “Company”) will be held on Thursday, 28 May 2015 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the report of the Board of Directors of the Company for the year 2014.

2.	To consider and approve the report of the Supervisory Committee of the Company for the year 2014.

3.	To consider and approve the financial report of the Company for the year 2014.

4.	To consider and approve the profit distribution plan of the Company for the year 2014.

5.	To consider and approve the remuneration of the Directors and Supervisors of the Company.

6.	To consider and approve the remuneration of auditors of the Company for the year 2014 and the appointment of auditors of the Company for the year 2015.

7.	To consider and approve the election of Mr. Yang Mingsheng as an Executive Director of the fifth session of the Board of Directors of the Company.

8.	To consider and approve the election of Mr. Lin Dairen as an Executive Director of the fifth session of the Board of Directors of the Company.

9.	To consider and approve the election of Mr. Xu Hengping as an Executive Director of the fifth session of the Board of Directors of the Company.

10.	To consider and approve the election of Mr. Xu Haifeng as an Executive Director of the fifth session of the Board of Directors of the Company.

NOTICE OF ANNUAL GENERAL MEETING

11.	To consider and approve the election of Mr. Miao Jianmin as a Non-executive Director of the fifth session of the Board of Directors of the Company.

12.	To consider and approve the election of Mr. Zhang Xiangxian as a Non-executive Director of the fifth session of the Board of Directors of the Company.

13.	To consider and approve the election of Mr. Wang Sidong as a Non-executive Director of the fifth session of the Board of Directors of the Company.

14.	To consider and approve the election of Mr. Liu Jiade as a Non-executive Director of the fifth session of the Board of Directors of the Company.

15.	To consider and approve the election of Mr. Anthony Francis Neoh as an Independent Director of the fifth session of the Board of Directors of the Company.

16.	To consider and approve the election of Mr. Chang Tso Tung Stephen as an Independent Director of the fifth session of the Board of Directors of the Company.

17.	To consider and approve the election of Mr. Huang Yiping as an Independent Director of the fifth session of the Board of Directors of the Company.

18.	To consider and approve the election of Mr. Drake Pike as an Independent Director of the fifth session of the Board of Directors of the Company.

19.	To consider and approve the election of Mr. Miao Ping as a Non Employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company.

20.	To consider and approve the election of Mr. Shi Xiangming as a Non Employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company.

21.	To consider and approve the election of Ms. Xiong Junhong as a Non Employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company.

NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTIONS

22.	To authorize the Board of Directors to determine if the Company shall issue overseas listed foreign shares (“H Shares”) after taking into account the market conditions and the needs of the Company, of an amount of not more than 20% of the H Shares in issue as at the date of passing of the special resolution at the Annual General Meeting.

Particulars of the authorization include but are not limited to:

(1)	To authorize the Board of Directors to allot, issue and deal with H Shares (“New Shares”) in accordance with the Company Law of the PRC and the regulatory requirements of the jurisdictions in which the shares of the Company are listed, after obtaining the approval of the China Securities Regulatory Commission and other relevant PRC government departments. The aggregate nominal value of the New Shares to be allotted and issued (whether pursuant to a share option or otherwise) shall not exceed 20% of the total nominal value of the H Shares of the Company in issue as at the date of passing of this resolution.

(2)	To authorize the Board of Directors to exercise all the powers of the Company, to determine the terms and conditions for the allotment and issue of the New Shares, which include the following:

(a)	the class and number of the New Shares to be allotted and/or issued;

(b)	the target of the issue and the use of proceeds;

(c)	the method of determining the issue price of the New Shares and/or the issue price (including the price range);

(d)	the commencement and closing dates for the issue;

(e)	the class and number of the New Shares to be issued to existing shareholders; and

(f)	the making or grant of offers for sale, agreements and options which may require the exercise of such powers.

(3)	To authorize the Board of Directors to execute all necessary documents, to complete the necessary formalities and to take other necessary steps in order to complete the allotment, issue and listing of the New Shares, provided that there is no violation of the relevant laws, administrative regulations, the regulatory requirements of the jurisdictions in which the shares of the Company are listed and the Articles of Association of the Company, including but not limited to:

(a)	to consider, approve and execute on behalf of the Company agreements in relation to the issue, including but not limited to the underwriting agreement and engagement letters of intermediaries;

NOTICE OF ANNUAL GENERAL MEETING

(b)	to consider, approve and execute on behalf of the Company legal documents in relation to the issue which shall be submitted to the relevant regulatory authorities, and to fulfill the relevant approval processes according to the requirements of the regulatory authorities and the jurisdictions in which the shares of the Company are listed;

(c)	to amend the relevant agreements and legal documents mentioned in (a) and (b) above in accordance with the domestic and foreign regulatory authorities;

(d)	to determine the affixing of the company seal on the relevant agreements and legal documents; and

(e)	to engage intermediaries for the issue, and to approve and to execute all necessary, appropriate, desirable or relevant acts, deeds, documents and other related matters.

(4)	To authorize the Board of Directors to, subject to the approval of the relevant PRC authorities, increase the registered capital of the Company to the required amount according to the actual shareholding structure of the Company at the time of completion of the allotment and issue of the New Shares and in accordance with the Company Law of the PRC.

(5)	To authorize the Board of Directors to make amendments to the Articles of Association of the Company as appropriate and necessary upon the allotment and issue of the New Shares according to the method of the allotment and issue of the New Shares of the Company, the type and number of the New Shares to be allotted and issued, and the actual shareholding structure of the Company at the time of completion of the allotment and issue of the New Shares, in order to reflect the changes in the share capital structure, the registered capital and any other changes caused by this authorization.

(6)	The general mandate shall come into force as of the date of passing of this resolution at the Annual General Meeting and shall continue in force until the earliest of the following three dates:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the 12-month period following the passing of this resolution at the Annual General Meeting; and

(c)	the date on which the authority given under this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

23.

To consider and approve the overseas issue of debt instruments for replenishment of capital in an amount of not exceeding RMB3 billion subject to the approval of regulatory authorities and based on the market conditions. All proceeds from the

NOTICE OF ANNUAL GENERAL MEETING

overseas issue of such debt instruments for replenishment of capital will, after deduction of the issue expenses, be used to replenish the Company’s capital so as to enhance its solvency.

To authorize the Board of Directors to delegate the management of the Company to deal with and decide on all specific matters relating to the overseas issue of debt instruments for replenishment of capital subject to the approval of regulatory authorities and based on the market conditions. Such authorization shall include but not limited to the following:

(1)	submitting to, filing with and obtaining approvals and consents from the relevant domestic or overseas governmental departments and/or regulatory authorities;

(2)	executing, implementing, revising, supplementing, completing, delivering and issuing all relevant agreements, contracts and documents (including, without limitation, announcements, circulars, sponsorship, underwriting agreements and contracts for intermediary service, etc.) in connection with the overseas issue of debt instruments for replenishment of capital to the relevant domestic and overseas regulatory authorities, stock exchanges, organizations and/or individuals;

(3)	formulating and implementing a detailed proposal with respect to the overseas issue of debt instruments for replenishment of capital, including, without limitation, the type of the issue, the size of the issue, the form of the issue, the timing of the issue, the tranches, the terms and conditions of the issue, the term of the debts, the coupon rate, the registration of such overseas debt instruments for custody purpose, the measures for the administration of overseas debt instruments for replenishment of capital and investment guideline, and after taking into account the actual circumstances, market conditions, policy changes and opinions from regulatory departments and domestic and overseas stock exchanges, making necessary changes to the overseas issue of debt instruments for replenishment of capital and determining the timing of the issue; and

(4)	the authorization for the overseas issue of debt instruments for replenishment of capital will be valid for 24 months from the date of approval by the shareholders’ general meeting.

NOTICE OF ANNUAL GENERAL MEETING

TO RECEIVE RELEVANT REPORTS

24.	To receive the duty report of the Independent Directors of the fourth session of the Board of Directors of the Company for the year 2014.

25.	To receive the report on the status of connected transactions and the execution of connected transactions management system of the Company for the year 2014.

Note:	The English version of this notice is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board Heng Victor Ja Wei Company Secretary

10 April 2015

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Bruce Douglas Moore, Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting from Tuesday, 28 April 2015 to Thursday, 28 May 2015 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 27 April 2015.

The Company will announce separately on the Shanghai Stock Exchange details of A Share shareholders’ eligibility for attending the Annual General Meeting.

2.	RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX FOR NON-RESIDENT ENTERPRISE SHAREHOLDERS, INDIVIDUAL FOREIGN SHAREHOLDERS AND H SHARE SHAREHOLDERS VIA THE HONG KONG STOCK CONNECT, AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.40 per share (inclusive of tax), amounting to a total of RMB11,306 million. If the dividend is distributed upon the approval of Resolution No. 4 by the shareholders, the final dividend is expected to be paid on Friday, 21 August 2015 to the H Share shareholders whose names appear on the H Share register of members of the Company on Thursday, 11 June 2015.

The H Share register of members of the Company will be closed from Friday, 5 June 2015 to Thursday, 11 June 2015 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 4 June 2015.

Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold enterprise income tax at the rate of 10% before distributing the 2014 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

As the Circular on the Questions Concerning Tax on the Profits Earned by Enterprises with Foreign Investment, Foreign Enterprises and Individual Foreigners from the Transfer of Stocks (Stock Rights) and on Dividend Income (Guo Shui Fa [1993] No. 45) was repealed on 4 January 2011, individual shareholders who hold the Company’s H Shares and whose names appear on the H Share register of members of the Company (the “Individual H Shareholders”) can no longer be exempted from the individual income tax based on such circular. Pursuant to the Individual Income Tax Law of the People’s Republic of China and its implementation regulations and other relevant rules and regulations, the Company shall, as a withholding agent, withhold and pay individual income tax for the Individual H Shareholders in respect of the 2014 final dividend to be distributed to them. However, the

NOTICE OF ANNUAL GENERAL MEETING

Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•	For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2014 final dividend to its A Share shareholders.

Withholding of Income Tax for H Share Shareholders via the Hong Kong Stock Connect

Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) promulgated on 17 November 2014:

•	For Mainland individual investors who invest in the H Shares of the Company via the Shanghai-Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Company Limited for tax credit relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Shanghai-Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of final dividend pursuant to the foregoing provisions;

•	For Mainland corporate investors that invest in the H Shares of the Company via the Shanghai-Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of final dividend and the Mainland corporate investors shall file the tax returns on their own.

NOTICE OF ANNUAL GENERAL MEETING

The final dividend to be distributed to the H Share shareholders via the Hong Kong Stock Connect will be paid in RMB. If approved at the Annual General Meeting, the final dividend is expected to be paid on Wednesday, 26 August 2015 to the Company’s H Share shareholders via the Hong Kong Stock Connect.

3.	PROXY

(1)	Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time appointed for the Annual General Meeting (the proxy form for use at the Annual General Meeting is attached herewith).

4.	REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING

(1)	A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)	Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip for attending the Annual General Meeting in person, by post or by facsimile to Computershare Hong Kong Investors Services Limited (for holders of H Shares) on or before Friday, 8 May 2015.

5.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Annual General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Annual General Meeting.

6.	MISCELLANEOUS

(1)	Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The address of Computershare Hong Kong Investor Services Limited is: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(3)	The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is: Level 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, the People’s Republic of China.

(4)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Secretariat
Telephone No.	:	86 (10) 6363 2963
Facsimile No.	:	86 (10) 6657 5112

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The explanatory information to the proposed matters to be approved or reviewed at the AGM are set out below:

(A). ORDINARY RESOLUTIONS

RESOLUTION 1.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2014

The Company’s report of the Board of Directors for the year 2014 is set out in the sections headed “Corporate Governance” and “Report of the Board of Directors” in the Company’s 2014 Annual Report.

RESOLUTION 2.	TO CONSIDER AND APPROVE THE REPORT OF THE SUPERVISORY COMMITTEE OF THE COMPANY FOR THE YEAR 2014

The Company’s report of the Supervisory Committee for the year 2014 is set out in the section headed “Report of the Supervisory Committee” in the Company’s 2014 Annual Report.

RESOLUTION 3.	TO CONSIDER AND APPROVE THE FINANCIAL REPORT OF THE COMPANY FOR THE YEAR 2014

The audited financial statements and auditor’s report for the year ended 31 December 2014 are set out in the sections headed “Independent Auditor’s Report”, “Consolidated Statement of Financial Position”, “Statement of Financial Position”, “Consolidated Statement of Comprehensive Income”, “Consolidated Statement of Changes in Equity”, “Consolidated Statement of Cash Flows” and “Notes to the Consolidated Financial Statements” in the Company’s 2014 Annual Report.

RESOLUTION 4.	TO CONSIDER AND APPROVE THE PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR THE YEAR 2014

In accordance with the audited financial report of the Company for the year 2014 and the requirements of relevant laws and regulations, the Board proposes the following profit distribution plan of the Company for the year 2014:

(1)	As the Company incurred no losses from previous years, no make-up for losses needs to be made.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(2)	According to the Company Law of the People’s Republic of China and the Articles of Association of the Company, a sum of RMB3,160 million (being 10% of the after-tax profit of the Company) will be allocated to the mandatory reserve fund of the Company.

(3)	According to the Company Law of the People’s Republic of China and the Articles of Association of the Company, a sum of RMB3,160 million (being 10% of the after-tax profit of the Company) will be allocated to the discretionary reserve fund of the Company.

(4)	According to the Financial Rules for Financial Enterprises issued by the Ministry of Finance, a sum of RMB3,160 million (being 10% of the after-tax profit of the Company) will be allocated to the general risk reserve fund of the Company.

(5)	Based on a total of 28,264,705,000 shares in issue, the Company proposes to pay a cash dividend of RMB0.40 per share (inclusive of tax), totaling RMB11,306 million, to all shareholders of the Company.

(6)	After the foregoing distributions of the after-tax profit of the Company for the year 2014, the undistributed amount will be retained as undistributed profit for distribution in future years. No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

RESOLUTION 5.	TO CONSIDER AND APPROVE THE REMUNERATION OF THE DIRECTORS AND SUPERVISORS OF THE COMPANY

(1)	Remuneration for the year 2013

The remuneration of Directors and Supervisors of the Company for the year 2013 was determined in accordance with the relevant regulatory requirements, the details of which are as follows:

(a)	Remuneration of the then Directors for the year 2013

The total salary of the then Directors for the year 2013 was RMB5,830,600 (including the deferral payment of performance bonus amounting to RMB1,792,100) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,435,000, amounting to a total

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

remuneration of RMB7,265,600, of which RMB5,473,500 was paid in 2013.

(b)	Remuneration of the then Supervisors for the year 2013

The total salary of the then Supervisors for the year 2013 was RMB4,649,300 (including the deferral payment of performance bonus amounting to RMB433,400) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,349,100, amounting to a total remuneration of RMB5,998,400, of which RMB5,565,000 was paid in 2013.

In the Company’s annual report for the year 2013, having considered that the regulatory authorities had yet to confirm the remuneration standards of the Directors and Supervisors of the Company, preliminary disclosure was made as to the remuneration paid, and it was noted in the annual report that “according to the relevant rules and regulations of China, the final amount of emoluments of the Chairman of the Board, the Chairperson of the Supervisory Committee and the Executive Directors is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed”. As the final remuneration has been confirmed, the Company has made supplementary disclosure and has fulfilled its disclosure obligations in a timely manner.

(2)	Payment of remuneration for the year 2014

As at the date of the Notice of Annual General Meeting of the Company, the relevant regulatory authorities have not confirmed the remuneration of Directors and Supervisors of the Company for the year 2014. The remuneration of Directors and Supervisors of the Company for the year 2014 was determined in accordance with the relevant regulatory requirements on a preliminary basis. The remuneration for the year 2014 is as follows:

(a)	Payment of remuneration to Directors

The total salary paid to the then Directors for the year 2014 was RMB2,221,400 and their welfare (including benefits, social insurance, housing provident fund and

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

enterprise annuity fund paid by the Company) was RMB1,329,300, amounting to a total remuneration of RMB3,550,700 in 2014.

(b)	Payment of remuneration to Supervisors

The total salary paid to the then Supervisors for the year 2014 was RMB2,279,800 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,505,800, amounting to a total remuneration of RMB3,785,600 in 2014.

(3)	Remuneration arrangements for the year 2015

(a)	Remuneration arrangements of Directors

Given that the remuneration for the year 2014 has not been finalized, with respect to certain Executive Directors whose remuneration is subject to the requirement of relevant policies of the PRC, the Company will implement such policies when determining their remuneration for the year 2015, and with respect to other Executive Directors, their remuneration for the year 2015 will be determined on a preliminary basis according to the 2013 standards of basic remuneration. In the event that the relevant policies of the PRC are amended, such remuneration will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2015 for shareholders’ approval.

In accordance with the regulatory requirements of the PRC, Non-executive Directors will not receive any remuneration from the Company.

In accordance with the proposal examined and approved by the Board of Directors, the remuneration of Independent Directors will comprise basic salary and performance bonus. Without considering the performance appraisal, the total annual remuneration of each Independent Director was RMB300,000 (before tax). In view of the greater responsibilities to be undertaken by the members of the Audit Committee, the performance bonus for each member of the Audit Committee will increase by RMB20,000 (before tax) per annum.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(b)	Remuneration arrangement of Supervisors

Given that the remuneration for the year 2014 has not been finalized, the remuneration of the Chairperson of the Supervisory Committee for the year 2015 will be determined on a preliminary basis according to the 2013 standards of basic remuneration. In the event that the relevant policies of the PRC are amended, such remuneration will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2015 for shareholders’ approval.

The remuneration of the Supervisors who hold positions in the Company for the year 2015 will be determined in accordance with the Provisional Measures on the Administration of Employees’ Salary of China Life Insurance Company Limited, and its implementation will be proposed at the Company’s annual general meeting for the year 2015 for shareholders’ approval.

RESOLUTION 6.	TO CONSIDER AND APPROVE THE REMUNERATION OF AUDITORS OF THE COMPANY FOR THE YEAR 2014 AND THE APPOINTMENT OF AUDITORS OF THE COMPANY FOR THE YEAR 2015

(1)	Remuneration of auditors for the year 2014

The Company appointed Ernst & Young Hua Ming LLP as its PRC auditor and Ernst & Young as its international auditor for the year 2014. The proposed total remuneration of auditors for the year 2014 is RMB53.50 million (inclusive of tax).

(2)	Appointment of auditors for the year 2015

The Company proposes to re-appoint Ernst & Young Hua Ming LLP and Ernst & Young as the PRC auditor and the international auditor of the Company for the year 2015, respectively, who will provide audit services including financial report audit and internal control audit and will hold office until the conclusion of the annual general meeting for the year 2015, and to authorize the Board to determine the remuneration of auditors for the year 2015.

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RESOLUTIONS 7-18.	TO CONSIDER AND APPROVE THE ELECTION OF DIRECTORS OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

The term of the fourth session of the Board will come to an end soon. At the nineteenth meeting of the fourth session of the Board held on 24 March 2015, the Board considered and approved the proposals in relation to the nomination of Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Hengping and Mr. Xu Haifeng as Executive Directors of the fifth session of the Board, the proposals in relation to the nomination of Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade as Non-executive Directors of the fifth session of the Board, and the proposals in relation to the nomination of Mr. Anthony Francis Neoh, Mr. Chang Tso Tung Stephen, Mr. Huang Yiping and Mr. Drake Pike as Independent Directors of the fifth session of the Board. The qualification of each of Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Liu Jiade and Mr. Drake Pike as a Director is subject to the approval of the CIRC.

The Board considers that all the proposed Independent Directors possess the basic knowledge of operations of listed companies, are familiar with the relevant laws, administrative regulations, departmental rules and other regulatory documents and have over five years of working experience in law, economics, finance, management or other experiences necessary for serving as Independent Directors. Moreover, each of the proposed Independent Directors has confirmed his independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Board also considers that each of the proposed Independent Directors meets the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is independent in accordance with the terms of the guidelines.

The biographical details of the proposed Directors are set out in Appendix II to this circular.

RESOLUTIONS 19-21.	TO CONSIDER AND APPROVE THE ELECTION OF NON EMPLOYEE REPRESENTATIVE SUPERVISORS OF THE FIFTH SESSION OF THE SUPERVISORY COMMITTEE OF THE COMPANY

The term of the fourth session of the Supervisory Committee will come to an end soon. At the sixteenth meeting of the fourth session of the Supervisory Committee held on 24 March 2015, the Supervisory Committee considered and approved the proposals in relation to the nomination of Mr. Miao Ping, Mr. Shi Xiangming and Ms. Xiong Junhong as Non Employee Representative

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

Supervisors of the fifth session of the Supervisory Committee. The qualification of Mr. Miao Ping as a Supervisor is subject to the approval of the CIRC.

The biographical details of the proposed Supervisors are set out in Appendix III to this circular.

(B). SPECIAL RESOLUTIONS

RESOLUTION 22.	TO CONSIDER AND APPROVE THE GENERAL MANDATE OF THE COMPANY TO ISSUE H SHARES

According to the Mandatory Provisions of Articles of Association of Companies Listing Overseas, the regulatory requirements of the jurisdictions in which the shares of the Company are listed and the requirements of the Articles of Association of the Company, it is now proposed to the shareholders’ general meeting to authorize the Board to determine if the Company shall issue H Shares after taking into account the market conditions and the needs of the Company, of an amount of not more than 20% of the H Shares in issue as at the date of passing of the special resolution at the AGM.

The specific terms of the authorization are contained in the Notice of Annual General Meeting of the Company dated 10 April 2015.

RESOLUTION 23.	TO CONSIDER AND APPROVE THE OVERSEAS ISSUE BY THE COMPANY OF RMB DEBT INSTRUMENTS FOR REPLENISHMENT OF CAPITAL

In order to meet the demand for its long-term business development, protect against financial risks and continue to maintain sufficient solvency, the Company intends to issue overseas debt instruments for replenishment of capital in an amount of not exceeding RMB3 billion subject to the approval of regulatory authorities and based on the market conditions. All proceeds from the overseas issue of such debt instruments for replenishment of capital will, after deduction of the issue expenses, be used to replenish the Company’s capital so as to enhance its solvency.

The full text of the proposed overseas issue of RMB debt instruments for replenishment of capital is set out in the Notice of Annual General Meeting of the Company dated 10 April 2015.

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(C). TO RECEIVE RELEVANT REPORTS

RESOLUTION 24.	TO RECEIVE THE DUTY REPORT OF THE INDEPENDENT DIRECTORS OF THE FOURTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2014

Pursuant to the relevant regulatory requirements and the Articles of Association of the Company, the duty report of the Independent Directors of the fourth session of the Board of Directors of the Company for the year 2014 has been approved at the nineteenth meeting of the fourth session of the Board held on 24 March 2015. No shareholders’ approval is required for such report. In accordance with the requirements of the Notice on Completing the Disclosure Work for the 2014 Annual Report of Listed Companies issued by the Shanghai Stock Exchange, the Company has separately disclosed the duty report of the Independent Directors of the fourth session of the Board of Directors of the Company for the year 2014. Please refer to the announcement published by the Company on 24 March 2015 for details of the report.

RESOLUTION 25.	TO RECEIVE THE REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2014

Pursuant to the requirements under the Interim Management Measures on Connected Transactions of Insurance Companies published by the CIRC, the board of directors of insurance companies shall submit a report in respect of the status of connected transactions and execution of the connected transactions management system to the shareholders’ general meeting. No shareholders’ approval is required for such report. The report on the status of connected transactions and execution of the connected transactions management system of the Company for the year 2014 is set out in Appendix IV to this circular for shareholders’ information.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS

I.	The biographical details of the proposed Executive Directors of the Company are set out below:

Yang Mingsheng, male, born in 1955, has been serving as an Executive Director and the Chairman of the Company since May 2012. Mr. Yang has been the chairman of China Life Insurance (Group) Company and China Life Property and Casualty Insurance Company Limited since March 2012, the chairman of China Life Insurance (Overseas) Company Limited since January 2013, and the chairman of China Life Asset Management Company Limited since December 2013. Mr. Yang has many years of experience in financial industry. He served as the vice chairman of the CIRC from 2007 to 2012, and worked for Agricultural Bank of China from 1980 to 2007, where he held various positions such as the vice president of Shenyang Branch, the director of the Industrial Credit Department and the president of Tianjin Branch. He was appointed as the vice president of Agricultural Bank of China in 1997 and was then promoted to the president of Agricultural Bank of China in 2003. Mr. Yang, a senior economist, graduated from the Faculty of Finance of Nankai University majoring in monetary banking with a master’s degree in economics.

Lin Dairen, male, born in 1958, has been serving as an Executive Director of the Company since October 2008. Mr. Lin was appointed by the Board as the President of the Company in March 2014 and concurrently serves as a non-executive director of China Life Property and Casualty Insurance Company Limited and China Life Pension Company Limited. He served as the Vice President of the Company from 2003 to March 2014, and an executive director and the president of China Life Pension Company Limited from November 2006 to March 2014. Mr. Lin graduated from Shandong Province Changwei Medical Institute with a bachelor’s degree in medicine in 1982. Mr. Lin has worked in the life insurance industry for over 33 years and has accumulated extensive experience in operation and management. Mr. Lin, a senior economist, was awarded special allowance by the State Council. He is currently the chairman of the China Life Foundation, the vice chairman of the Insurance Institute of China and the Insurance Association of China, and the director of the Life Insurance Committee of the Insurance Association of China.

Xu Hengping, male, born in 1958, has been serving as the Vice President of the Company since November 2014 and the Chief Operating Officer of the Company since August 2010. Mr. Xu served as the General Manager of the Company’s Fujian Branch since April 2007, the Deputy General Manager of the Company’s Fujian Branch since December 2002, the Assistant to the General Manager of the Company’s Fujian Branch since September 1998, and the Director of the Personal Insurance Division of the Company’s Fujian Branch since July 1996. Mr. Xu also served as the General Manager of the Business Department of the Company’s Fuzhou Branch and the General Manager of the Company’s Longyan Branch. Mr. Xu graduated from Hunan University, majoring in finance. Mr. Xu, a senior economist, has over 34 years of experience in life insurance operation and management.

Xu Haifeng, male, born in 1959, has been serving as the Vice President of the Company since November 2014 and the Business Controller of the Company and the General Manager of the Company’s Hebei Branch since February 2014. Mr. Xu served as the General Manager of the Company’s Beijing Branch and Hebei Branch from 2006 to 2014. Prior to that, Mr. Xu served as the Deputy General Manager and General Manager of the Company’s Linyi Branch in Shandong Province and the General Manager of the

APPENDIX II	BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS

Business Management Department of the Company’s Shandong Branch, the General Manager of the Company’s Jinan Branch and the Deputy General Manager of the Company’s Beijing Branch. Mr. Xu graduated from Linyi Foreign Language Normal University in 1982, from Shandong Provincial Party School majoring in economic management in 1996, and obtained a master’s degree in business administration from Zhongnan University of Economics and Law in 2007. Mr. Xu, a senior economist, has over 30 years of experience in life insurance operation and management.

Each of Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Hengping and Mr. Xu Haifeng will enter into a service contract with the Company. The term of office of Mr. Yang Mingsheng and Mr. Lin Dairen shall be effective on the date of approval by the shareholders at the AGM and end on the expiry of the term of the fifth session of the Board, and the term of office of Mr. Xu Hengping and Mr. Xu Haifeng shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fifth session of the Board. They are eligible for re-election upon expiry of their term.

Currently, the remuneration of the Company’s Executive Directors is as follows: an Executive Director does not receive any director’s fee from the Company but receives corresponding remuneration in accordance with his/her position in the Company, including salary, bonus and allowance. The Company provides pension fund scheme for Executive Directors. The remuneration of the Executive Directors is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme, which shall be subject to the approvals of the Board and the shareholders’ general meeting.

Save as disclosed above, Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Hengping and Mr. Xu Haifeng have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, and are not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Hengping and Mr. Xu Haifeng do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the appointment of Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Hengping and Mr. Xu Haifeng that needs to be disclosed pursuant to Rules 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

II.	The biographical details of the proposed Non-executive Directors of the Company are set out below:

Miao Jianmin, male, born in 1965, has been serving as a Non-executive Director of the Company since October 2008. Mr. Miao is currently the vice chairman and the president of China Life Insurance (Group) Company. He also serves as a director of China Life Asset Management Company Limited, the chairman of China Insurance Plaza Company Limited, a director of China World Trade Center Co., Ltd., and an executive director of China Finance 40 Forum. He was awarded special allowance by the State Council. In 2009, he was named as a “State-level Candidate for the New Century Talents Project” and one of the “60 People in China

APPENDIX II	BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS

Insurance Industry in the 60-year History of New China”. Mr. Miao graduated from the Central University of Finance and Economics with a doctor’s degree in economics. Prior to that, Mr. Miao graduated from the post-graduate division of the People’s Bank of China with a master’s degree in monetary banking, and the Central Finance College with a bachelor’s degree in insurance. Mr. Miao is a senior economist.

Zhang Xiangxian, male, born in 1955, has been serving as a Non-executive Director of the Company since July 2012. Mr. Zhang has been the secretary of the Commission for Disciplinary Inspection of China Life Insurance (Group) Company since October 2006 and the vice president of China Life Insurance (Group) Company since August 2008. Mr. Zhang has many years of experience in the insurance industry and held various positions from 1993 to 2006, including the director of the Promotion Division of the General Office and the deputy general manager of the General Office of the People’s Insurance Company of China, the office director of the CIRC, the deputy office director (in charge) of Shenzhen office of the CIRC, and the director of the Administrative Department of Representative Agencies of the CIRC. Mr. Zhang is a senior editor and obtained a master’s degree in business administration for senior management from Zhongnan University of Economics and Law.

Wang Sidong, male, born in 1961, has been serving as a Non-executive Director of the Company since July 2012. Mr. Wang has been the vice president of China Life Insurance (Group) Company, the chairman of China Life Investment Holding Company Limited and a director of China Life Pension Company Limited since June 2004. Mr. Wang worked for the Ministry of Foreign Economic Relations and Trade, the Xinhua News Agency, Hong Kong Branch, and the Hong Kong Chinese Enterprises Association. He served as the deputy director of the General Office of China Life Insurance Company, the deputy general manager of its Zhejiang Branch and the deputy director of the Shares Reform Office of China Life from 2000. Mr. Wang was the director of the General Office of China Life Insurance (Group) Company in 2003. Mr. Wang graduated from Shandong University majoring in Chinese Language and Literature with a bachelor’s degree of arts.

Liu Jiade, male, born in 1963, is the vice president of China Life Insurance (Group) Company and the chairman and the president of China Life Pension Company Limited. Mr. Liu has been a director of China Guangfa Bank Co., Ltd. since December 2006. He served as the deputy director and the director of the Trade and Finance Department of the Ministry of Finance, the vice county magistrate of Guantao County of Hebei Province, the deputy director of the Finance Department of the Ministry of Finance. Mr. Liu served as the Vice President of the Company from 2003 to March 2014, and also served as a director of China Life Asset Management Company Limited, a director of China Life Property and Casualty Insurance Company Limited, and a director of China Life Franklin Asset Management Company Limited. He is currently a member of the Accounting Informatization Committee of the Ministry of Finance, the vice chairman of the Insurance Association of China, an executive director of the Insurance Institute of China, the vice chairman of the National Council for Social Security Fund, the vice chairman of the National Council for Human Resources and Social Security, and an executive director of China Center for Insurance and Social Security Research (CCISSR) of Peking University. Mr. Liu, a senior economist, graduated from the Central Finance College (now known as the Central University of Finance and Economics) majoring in finance with a bachelor’s degree in economics.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS

Each of Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade will enter into a service contract with the Company. The term of office of Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong shall be effective on the date of approval by the shareholders at the AGM and end on the expiry of the term of the fifth session of the Board, and the term of office of Mr. Liu Jiade shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fifth session of the Board. They are eligible for re-election upon expiry of their term.

As Non-executive Directors of the Company, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade will not receive any director’s fee or remuneration from the Company.

Save as disclosed above, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, and are not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the appointment of Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade that needs to be disclosed pursuant to Rules 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

III.	The biographical details of the proposed Independent Directors of the Company are set out below:

Anthony Francis Neoh, male, born in 1946, has been serving as an Independent Director of the Company since June 2010. He currently serves as a member of the International Consultation Committee of the China Securities Regulatory Commission. He previously served as the chief advisor to the China Securities Regulatory Commission, a member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People’s Congress of China, the chairman of the Hong Kong Securities and Futures Commission, etc. From 1996 to 1998, he was the chairman of the Technical Committee of the International Organization of Securities Commissions. He was appointed as the Queen’s Counsel (since retitled as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with a degree in law in 1976. He is a barrister of England and Wales and admitted to the State Bar of California. In 2003, he was conferred the degree of doctor of laws, honoris causa, by the Chinese University of Hong Kong. He was elected a Honorary Fellow of the Hong Kong Securities Institute and Academician of the International Euro-Asian Academy of Sciences in 2009. Mr. Neoh was a non-executive director of Global Digital Creations Holdings Limited from November 2002 to December 2005, an independent non-executive director of Link Management Limited, the manager of the Link Real Estate Investment Trust, from September 2004 to March 2006, an independent non-executive director of Bank of China Limited from August 2004 to September 2013. Since December 2014, he has been an independent non-executive director of CITIC Limited.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS

Chang Tso Tung Stephen, male, born in 1948, has been serving as an Independent Director of the Company since October 2014. Mr. Chang served as the vice chairman of the Greater China Region of Ernst & Young, the managing partner for professional services and the chairman of auditing and consulting service of Ernst & Young until his retirement in 2004. From 2007 to 2013, Mr. Chang was an independent non-executive director of China Pacific Insurance (Group) Co., Ltd., a company listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange. Mr. Chang is currently an independent non-executive director of China Cinda Asset Management Co., Ltd., Kerry Properties Limited and Hua Hong Semiconductor Limited, all of which are listed on the Hong Kong Stock Exchange. Mr. Chang has been practicing as a certified public accountant in Hong Kong for around 30 years and has extensive experience in accounting, auditing and financial management. Mr. Chang holds a bachelor of science degree from the University of London, and is a fellow member of the Institute of Chartered Accountants in England and Wales.

Huang Yiping, male, born in 1964, has been serving as an Independent Director of the Company since October 2014. Mr. Huang is currently a professor of economics and the deputy dean of the National School of Development at Peking University. From August 2011 to June 2013, he was the managing director and chief economist of Emerging Asian Market of Barclays Capital. From May 2000 to February 2009, he held various positions at Citigroup including the vice president of the Asia Pacific Region and economist of the Greater China Region, as well as the managing director and chief economist of the Asia Pacific Region. From August 1993 to April 2000, he held various positions including researcher, senior lecturer and director of the China Economy Program at the Australian National University. Mr. Huang received his master of economics from Renmin University of China and PhD in economics from the Australian National University.

Drake Pike, male, born in 1951, American, was the former managing director of Goldman Sachs. Mr. Pike served as the chief representative of the Goldman Sachs International Bank Beijing Representative Office from August 2011 until his retirement in May 2014. From January 2007 to August 2011, he was Goldman Sachs’ senior advisor and project coordinator at The Industrial and Commercial Bank of China. From July 2000 to December 2006, he was Lehman Brothers’ senior vice president, deputy head and in 2004, head of Asia Credit Risk Management. Mr. Pike currently sits on the four-member Committee of Inspection of Peregrine Fixed Income Limited. He has over 30 years of Asia banking experience principally focusing on risk management and China banking. He holds a bachelor of arts degree in Chinese Language and Literature from Yale University and a master of public affairs degree in development economics from Princeton University’s Woodrow Wilson School.

Each of Mr. Anthony Francis Neoh, Mr. Chang Tso Tung Stephen, Mr. Huang Yiping and Mr. Drake Pike will enter into a service contract with the Company. The term of office of Mr. Anthony Francis Neoh, Mr. Chang Tso Tung Stephen and Mr. Huang Yiping shall be effective on the date of approval by the shareholders at the AGM and end on the expiry of the term of the fifth session of the Board, and the term of office of Mr. Drake Pike shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fifth session of the Board. They are eligible for re-election upon expiry of their term.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS

Mr. Anthony Francis Neoh, Mr. Chang Tso Tung Stephen, Mr. Huang Yiping and Mr. Drake Pike will be entitled to an annual director’s fee to be determined by the Board with reference to their duties and responsibilities and subject to approval at the shareholders’ general meeting.

Save as disclosed above, Mr. Anthony Francis Neoh, Mr. Chang Tso Tung Stephen, Mr. Huang Yiping and Mr. Drake Pike have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, and are not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Anthony Francis Neoh, Mr. Chang Tso Tung Stephen, Mr. Huang Yiping and Mr. Drake Pike do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the appointment of Mr. Anthony Francis Neoh, Mr. Chang Tso Tung Stephen, Mr. Huang Yiping and Mr. Drake Pike that needs to be disclosed pursuant to Rules 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

APPENDIX III	BIOGRAPHICAL DETAILS OF THE PROPOSED NON EMPLOYEE REPRESENTATIVE SUPERVISORS

The biographical details of the proposed Non Employee Representative Supervisors of the Company are set out below:

Miao Ping, male, born in 1958, has been serving as an Executive Director of the Company since July 2014, and the Vice President of the Company since December 2009. He served as the general manager of the Company’s Jiangsu Branch since September 2006, the general manager of the Company’s Jiangxi Branch since September 2004, and the deputy general manager of the Company’s Jiangsu Branch since April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majoring in economics and management. Mr. Miao, a senior economist, has over 31 years of experience in the life insurance industry and insurance management.

Shi Xiangming, male, born in 1959, has been serving as a Supervisor of the Company since May 2009 and the General Manager of the Supervisory Department of the Company since September 2008. Mr. Shi served as the Deputy General Manager of the Human Resources Department and the Office Director of the Company from September 2003 to September 2008, and the deputy general manager of the Supervisory Department of China Life Insurance Company from March 2002 to August 2003. Mr. Shi graduated from the Chemistry School of the First Branch College of Peking University with a bachelor’s degree in science.

Xiong Junhong, female, born in 1968, has been serving as a Supervisor of the Company since October 2014. Ms. Xiong is a senior economist with a PhD in finance from Nankai University. From July 1993 to August 2003, Ms. Xiong worked at the Banking Department and Trust Department of China People’s Insurance Trust and Investment Company, and at the Assets Management Department of China Life Insurance Company. Ms. Xiong served as the director of the Assets Management Department of China Life Insurance (Group) Company (“CLIC”) since September 2003, the senior manager of the Strategic Planning Department of CLIC since August 2006, the assistant to the general manager of the Strategic Planning Department of CLIC since September 2008, the assistant to the general manager (equivalent to the level of departmental deputy general manager of CLIC) of the Hebei Branch of the Company since December 2010, and the deputy general manager of the Strategic Planning Department of CLIC since June 2013. Ms. Xiong has many years of experience in strategic management and investment study, and has extensive experience in assets preservation, risk management, management of retained assets, investment study and strategic planning.

Each of Mr. Miao Ping, Mr. Shi Xiangming and Ms. Xiong Junhong will enter into a service contract with the Company. The term of office of Mr. Shi Xiangming and Ms. Xiong Junhong shall be effective on the date of approval by the shareholders at the AGM and end on the expiry of the term of the fifth session of the Supervisory Committee, and the term of office of Mr. Miao Ping shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fifth session of the Supervisory Committee. They are eligible for re-election upon expiry of their term.

APPENDIX III	BIOGRAPHICAL DETAILS OF THE PROPOSED NON EMPLOYEE REPRESENTATIVE SUPERVISORS

Each of Mr. Miao Ping and Mr. Shi Xiangming will not receive any supervisor’s fee from the Company but will receive corresponding remuneration in accordance with his position in the Company, including salary, bonus and allowance. The remuneration of Mr. Miao Ping and Mr. Shi Xiangming is determined by reference to the relevant remuneration system of the Company. Ms. Xiong Junhong will not receive any supervisor’s fee or remuneration from the Company.

Save as disclosed above, Mr. Miao Ping, Mr. Shi Xiangming and Ms. Xiong Junhong have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, and are not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Miao Ping, Mr. Shi Xiangming and Ms. Xiong Junhong do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the appointment of Mr. Miao Ping, Mr. Shi Xiangming and Ms. Xiong Junhong that needs to be disclosed pursuant to Rules 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2014

Report on the Status of Connected Transactions and Execution of the Connected Transactions Management System of the Company for the Year 2014

In 2014, China Life Insurance Company Limited (hereinafter referred to as the “Company”) continuously adhered to laws, regulations and regulatory requirements governing connected transactions, actively performed its obligations in accordance with the regulatory rules of its jurisdictions of listing, and forged ahead with various tasks in relation to the management of connected transactions. Pursuant to the provision of the Interim Management Measures on Connected Transactions of Insurance Companies promulgated by the CIRC, which stipulated that “the board of insurance companies shall submit a report in respect of the status of connected transactions and execution of the connected transactions management system to the shareholders’ general meeting every year”, the status of connected transactions and execution of the connected transactions management system of the Company are hereby reported as follows:

I.	Basic Status of Connected Transactions

(I)	Major Continuing Connected Transactions Relating to the Day to Day Operations of the Company

1.	the policy management business between the Company and China Life Insurance (Group) Company (hereinafter referred to as “CLIC”);

2.	the asset management business, including the asset management agreements between the Company and China Life Asset Management Company Limited (hereinafter referred to as “AMC”), and between CLIC and AMC, as well as the asset management agreement for alternative investments between the Company and China Life Investment Holding Company Limited (hereinafter referred to as “CLI”);

3.	the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions entered into by China Life AMP Asset Management Co., Ltd. (hereinafter referred to as “AMP”) with each of the Company, China Life Pension Company Limited (hereinafter referred to as “Pension Company”), CLIC and China Life Property and Casualty Insurance Company Limited (hereinafter referred to as “P&C Company”);

4.	the sale of insurance products by the Company in its capacity of an agent of P&C Company;

5.	property leasing agreement between the Company and CLI;

6.	the deposits and non-deposits transactions between the Company and China Guangfa Bank Co., Ltd. (hereinafter referred to as “CGB”);

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2014

7.	the purchase of real estate by the Company from CLI;

8.	the entrustment of enterprise annuity funds among the Company, CLIC, AMC and Pension Company;

9.	the service trademarks permitted by CLIC to be used by the Company.

(II)	Major Connected Transactions Entered into, Renewed or Amended During the Year

1.	The entering into of the 2015 policy management agreement between the Company and CLIC. On 29 December 2014, the Company and CLIC entered into the 2015 policy management agreement, with a term from 1 January 2015 to 31 December 2017. Pursuant to the agreement, the Company will continue to accept CLIC’s entrustment to provide policy administration services relating to the non-transferred policies.

2.	The entering into of the 2015 asset management agreement between CLIC and AMC. On 31 December 2014, CLIC and AMC entered into the 2015 asset management agreement. The entrustment term is from 1 January 2015 to 31 December 2015. Pursuant to the agreement, AMC will continue to invest and manage assets entrusted to it by CLIC.

3.	The entering into of the 2015 asset management agreement for alternative investments between the Company and CLI. On 31 December 2014, the Company and CLI entered into the 2015 asset management agreement for alternative investments, with a term of one year from 1 January 2015 to 31 December 2015. Pursuant to the agreement, CLI will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the CIRC and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company. The entrusted assets include equity interests, real properties, related financial products and securitization financial products. The Company will pay CLI the investment management service fee and performance incentive fee.

4.	The entering into of the 2015 insurance sales framework agreement between the Company and P&C Company. On 8 March 2015, the Company and P&C entered into the 2015 insurance sales framework agreement, with a term of two years effective from 8 March 2015. The agreement will be automatically extended for another year after its expiry unless terminated by either party by giving the other party a written notice within 30 days prior to its expiry. Pursuant to the agreement, P&C will continue to entrust the Company to act as an agent to sell selected insurance products within the authorized regions.

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2014

5.	The entering into of the property leasing agreement between the Company and CLI. On 31 December 2014, the Company and CLI renewed the property leasing agreement, with a term from 1 January 2015 to 31 December 2017.

6.	The amendment of the “Framework Agreement for Daily Connected Transactions” between the Company and CGB. On 25 July 2014, the Company and CGB entered into the amended “Framework Agreement for Daily Connected Transactions”. Major amendments of the agreement include: (1) changing the entity under the agreement from the “Company” to the “Company and its subsidiaries”; (2) expanding the scope of non-deposit transactions to include new transaction types such as fund trust management, sale of funds and electronic banking; (3) increasing the maximum daily balance of the deposit transactions during the term of the agreement to RMB50 billion or its equivalent in foreign currency, and the annual cap of the non-deposit transactions for each year during the term of the agreement to RMB8 billion or its equivalent in foreign currency; and (4) changing the term of the agreement to a period from 1 January 2014 to 31 December 2016.

7.	The renewal of the “Entrustment of Enterprise Annuity Funds and Account Management Agreement” among the Company, CLIC, AMC and Pension Company. On 22 March 2014, the Company, CLIC, AMC and Pension Company entered into the “Entrustment of Enterprise Annuity Funds and Account Management Agreement of China Life Insurance (Group) Company (including Supplemental Provisions in relation to Account Management and Investment Management)”, with a term from 2 December 2013 to 31 December 2016. The Pension Company is in the process of registering the contract in accordance with the regulations of the Ministry of Human Resources and Social Security of the PRC.

8.	The entering into of the framework agreements by AMP with each of the Company, Pension Company, CLIC and P&C Company.

(1)

The framework agreement between the Company and AMP. On 30 May 2014, the Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions”. The agreement became effective upon signing by the parties and will expire on 31 December 2016. Pursuant to the agreement, the Company and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2014

length negotiations with reference to the industry practices.

(2)	The framework agreement between Pension Company and AMP. On 4 September 2014, Pension Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds and Other Daily Transactions”. The agreement became effective upon signing by the parties and will expire on 31 December 2016. Pursuant to the agreement, Pension Company and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices.

(3)	The framework agreement between CLIC and AMP. On 30 May 2014, CLIC and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products”. The agreement became effective upon signing by the parties and will expire on 31 December 2016. Pursuant to the agreement, CLIC and AMP will enter into transactions in relation to the subscription and redemption of fund products. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices.

(4)	The framework agreement between P&C Company and AMP. On 6 June 2014, P&C Company and AMP entered into the “Cooperation Framework Agreement”. The agreement became effective upon signing by the parties and will expire on 31 December 2016. Pursuant to the agreement, P&C Company and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices.

9.

The capital injection to P&C Company by the Company and CLIC. On 9 June 2014, the Company entered into the “Capital Injection Contract of China Life Property and Casualty Insurance Company Limited” with CLIC and P&C Company, whereby the Company and CLIC agreed to inject further capital into P&C Company by subscription of 2.8 billion shares and 4.2 billion shares at RMB1.00 per share, respectively. The amounts of the capital injection by the Company and CLIC were RMB2.8 billion and RMB4.2 billion, respectively, representing 40% and 60% of the increased registered capital of the P&C Company, respectively. On 7 July 2014, the CIRC approved P&C

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2014

Company’s application for the change of its registered capital. Upon completion of the capital injection, the aggregate investment of the Company in P&C Company amounts to RMB6 billion, and P&C Company continues to be held as to 60% and 40% by CLIC and the Company, respectively.

10.	The investment in trust scheme by the Company, CLIC and P&C Company. The Company, CLIC and P&C Company (each as the principal and beneficiary) agreed to subscribe for, through AMC (as the authorized agent), the trust units under the trust scheme established by Shanghai International Trust Co., Ltd. (hereinafter referred to as “Shanghai Trust”, as the trustee), and the Company, CLIC and P&C Company entered into subscription risk statements with Shanghai Trust, respectively. In September 2014, CLIC and P&C Company subscribed for 3 billion and 1 billion trust units of RMB1 each issued by Shanghai Trust under Phase I of the trust scheme at RMB3 billion and RMB1 billion, respectively. In December 2014, the Company fulfilled its subscription obligation by subscribing for 5.96 billion trust units of RMB1 each issued by Shanghai Trust under Phase II of the trust scheme at RMB5.96 billion. The trust funds under the trust scheme is RMB10 billion in total, which shall be used for the provision of loans to China Huarong Asset Management Co., Ltd. (hereinafter referred to as “Huarong Asset”), and such loans shall only be applied to Huarong Asset’s non-performing assets business that is operated within the business scope of Huarong Asset and in compliance with applicable laws and regulations. Idle funds (including gains derived from the trust) shall only be deposited into banks. The trust scheme is expected to have a term of not more than 72 months.

All of the abovementioned connected transactions were in compliance with the applicable approval and disclosure procedures, were entered into on normal commercial terms and were in the interests of the Company and its shareholders as a whole.

II.	Implementation of the Connected Transactions Management System

Under the Company’s internal connected transactions management policies including the Measures on Connected Transactions Management, the Company has established a relatively comprehensive connected transactions management and implementation system, which covered various aspects including: business, finance, auditing, internal control, information technology, legal compliance and information disclosure. The management of the Company’s connected transactions has been conducted in an orderly manner.

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2014

(I)	Performance of the Regulatory Obligations for Examination, Approval and Disclosure of Connected Transactions in a Diligent Manner

Connected transactions that required consideration and approval by the Board and the shareholders’ general meeting were considered and approved at meetings convened pursuant to the relevant requirements. During the Board deliberations of connected transactions, the Directors who had an interest in the connected transactions abstained from voting on the relevant resolutions. The Independent Directors rendered independent and unqualified opinions on the legitimacy of the approval procedures and the reasonableness of the transaction consideration, and the procedures of voting were in compliance with laws. The Audit Committee confirmed a list of connected parties of the Company pursuant to the relevant requirements. Minor connected transactions that required examination and approval by the President’s Office were properly handled in accordance with the relevant procedures. The Connected Transactions Approval Committee worked efficiently in examining and considering connected transactions, which provided business support for the President’s Office. All major departments managing connected transactions performed their respective duties and cooperated with each other closely, which ensured that the Company’s approval and disclosure obligations in respect of connected transactions are performed in accordance with the regulatory requirements.

(II)	Completion of the Audit on Connected Transactions

The Company completed the annual audit on connected transactions. It was found during the audit that the Company carefully implemented the laws and regulations of connected transactions in 2014, fulfilled its obligations as a listed company in accordance with the requirements of domestic and overseas regulatory authorities, and the management and operation of connected transactions remained normal. Certain issues, such as failure to collect fees from connected persons in a timely manner, were identified during the audit, and the Company will supervise the implementation of corrective measures.

(III)	Reporting to or Filing with Regulatory Departments

The Company completed the work of reporting and filing as required by regulatory authorities, including the submission of reports on major connected transactions to the CIRC and the filing of information about connected parties with the Shanghai Stock Exchange.

(IV)	Training Courses on Connected Transactions

The Company conducted a training course on connected transactions on 23 May 2014, covering topics including connected transaction regulations governing domestic insurance companies, and connected transaction rules of the Hong Kong Stock Exchange and its recent development. On 7 August 2014, the Company invited experts from the Shanghai Stock Exchange and lawyers to attend the “China Life Connected Transaction Seminar” in Shanghai, during which the participants discussed the issues such as identification of connected transactions and calculation of transaction amount. The Company offered training

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2014

courses on connected transaction regulations and systems to the relevant employees of various departments of a number of city branch companies in May and September 2014.

In summary, in 2014, the Company carefully implemented the laws and regulations on connected transactions, actively promoted the management of connected transactions, fulfilled its obligations as a listed company in accordance with the requirements of domestic and overseas regulatory authorities, and the management and operation of connected transactions remained normal, which effectively safeguarded the legitimate interests of the Company and the medium- and small-scale investors. However, there were still issues such as failure to collect fees from connected persons in a timely manner. The Company will supervise the implementation of corrective measures and step up its effort to improve its work in these aspects.

III.	Work Plan for the Year 2015

In 2015, the Company will continue to implement the Measures on Connected Transactions Management, seriously adhere to the provisions of laws, regulations and listing rules, improve the overall management and control of connected transactions and complete all works associated with connected transactions.

Firstly, it will focus on the execution and enforcement of agreements. In particular, departments responsible for entering into connected transactions shall regulate the procedures of execution and enforcement of connected transaction agreements, carefully implement the recommendations proposed during the audit process and provide feedback on the implementation of corrective measures.

Secondly, it will revise and continue to implement the Measures on Connected Transactions Management. The Company will revise the relevant provisions of the Measures on Connected Transactions Management based on the situations of the Company in 2014. Building on the trainings conducted and systems promoted during the year, the Company will continue to promote compliance awareness of connected transactions in the Company’s various departments and branches through daily work, so as to improve the regulation of connected transactions.

Thirdly, it will rely on information technology aids, and continue to increase the quality and level of the Company’s connected transaction management.

Fourthly, it will continue to perform its duties on connected transactions management. The Company will continue to update the database of connected parties, monitor the connected transactions, strengthen the management foundation, actively research into new situations and questions, and adhere to the regulatory requirements.

This report is hereby submitted for your review.

Board of Directors of
China Life Insurance Company Limited

Note:	The English version of this Appendix is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.